AB 12/4



12061998

SEC SECURITIES AND EXCHANGE COMMISSION

SEC Mail Processing Section NOV 29 2012 Washington DC 401

SEC Mail Processing Section NOV 29 2012 Washington DC 402

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 68659 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2011 (MM/DD/YY) AND ENDING 09/30/2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hannon Armstrong Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1906 Towne Centre Blvd, Suite 370
(No. and Street)

| Annapolis | Maryland | 21401 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carolyn Kasky (410) 570-6181
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

| 8484 Westpark Drive | McLean | Virginia | 22102 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

12/4

# OATH OR AFFIRMATION

I, Carolyn J. Kasky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hannon Armstrong Securities LLC, as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

CFO, FINOP

Title

Notary Public


COMMONWEALTH OF PENNSYLVANIA

Notarial Seal

Joshua J. McCormick, Notary Public

Lower Makefield Twp., Bucks County

My Commission Expires Dec. 20, 2015

MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Hannon Armstrong Securities LLC
Year Ended September 30, 2012
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

Hannon Armstrong Securities LLC

Financial Statements and Supplementary Information

Year Ended September 30, 2012

## Contents

Ernst & Young

Ernst & Young LLP
8484 Westpark Drive
McLean, Virginia 22102
Tel: + 1 703 747 1000
www.ey.com

# Report of Independent Registered Public Accounting Firm

To the Member of
Hannon Armstrong Securities LLC

We have audited the accompanying statement of financial condition of Hannon Armstrong Securities LLC (the Company) as of September 30, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hannon Armstrong Securities LLC at September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional



procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

November 27, 2012

# Hannon Armstrong Securities LLC

## Statement of Financial Condition

September 30, 2012

| | |
|---|---|
| **Assets** | |
| Current assets: | |
| Cash and cash equivalents | $ 1,071,722 |
| Accounts receivable | 50,000 |
| Other current assets | 1,962 |
| Total current assets | 1,123,684 |
| | |
| Total assets | $ 1,123,684 |
| | |
| **Liabilities and member's equity** | |
| Current liabilities: | |
| Accounts payable and accrued expenses | $ 405,090 |
| Total current liabilities | 405,090 |
| | |
| Member's equity: | |
| Member's capital | 1,755,498 |
| Retained deficit | (1,036,904) |
| Total member's equity | 718,594 |
| Total liabilities and member's equity | $ 1,123,684 |

*See accompanying notes.*

# Hannon Armstrong Securities LLC

## Statement of Operations

Year Ended September 30, 2012

| | |
|---|---|
| Revenue: | |
| Advisory services | $ 392,500 |
| Placement fees – related party | 4,865,000 |
| Total revenues | 5,257,500 |
| | |
| Expenses: | |
| General and administrative – related party | 1,601,579 |
| Consulting services | 75,656 |
| General and administrative | 41,242 |
| Regulatory expenses | 16,756 |
| Placement costs | 1,817,962 |
| Total expenses | 3,553,195 |
| Net income | $ 1,704,305 |

*See accompanying notes.*

# Hannon Armstrong Securities LLC

## Statement of Changes in Member's Equity

| | Member's Capital | Retained Deficit | Total |
|---|---|---|---|
| Balance, September 30, 2011 | $ 573,262 | $ (389,797) | $ 183,465 |
| Capital contributions | 1,182,236 | – | 1,182,236 |
| Distributions to member | – | (2,351,412) | (2,351,412) |
| Net income for the year ended September 30, 2012 | – | 1,704,305 | 1,704,305 |
| Balance, September 30, 2012 | $ 1,755,498 | $(1,036,904) | $ 718,594 |

*See accompanying notes.*

Hannon Armstrong Securities LLC

Statement of Cash Flows

Year Ended September 30, 2012

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 1,704,305 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Changes in operating assets and liabilities: | |
| Accounts receivable | (39,418) |
| Other current assets | (1,591) |
| Accounts payable and other accrued expenses | 381,062 |
| Net cash provided by operating activities | 2,044,358 |
| | |
| **Cash flows from investing activities** | |
| Net cash provided by (used in) investing activities | – |
| | |
| **Cash flows from financing activities** | |
| Contributed capital | 1,182,236 |
| Distributions to member | (2,351,412) |
| Net cash used in financing activities | (1,169,176) |
| | |
| Increase in cash and cash equivalents | 875,182 |
| Cash and cash equivalents at beginning of year | 196,540 |
| Cash and cash equivalents at end of year | $ 1,071,722 |

*See accompanying notes.*

## 1. Background

Hannon Armstrong Securities LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulation Authority (FINRA) effective February 22, 2011. The Company, which was formed on July 22, 2008, is a Maryland limited liability company and is wholly-owned by Hannon Armstrong Capital LLC (the Parent).

The Company's principal business involves providing advisory services to clients seeking financing for infrastructure projects.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

### Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Revenue Recognition

The Company recognizes revenue for financial advisory and placement services when such services have been provided in accordance with contractual requirements and collectibility is reasonably assured.

### Cash and Cash Equivalents

Cash and cash equivalents include unrestricted cash and short-term cash investments with original maturity of three months or less at the date of purchase.

## 2. Summary of Significant Accounting Policies (continued)

The Company does not hold securities for customers or perform custodial functions relating to customer securities. Accordingly, the Company is exempt from maintaining a special account for the exclusive benefit of customers since the Company's activities are limited to those set forth in the conditions for exemption appearing in SEC Rule 15c3-3(k)(2)(i).

### Accounts Receivable

Accounts receivable represent outstanding balances from customers. The Company provides for allowance for doubtful accounts based on estimates of uncollectible accounts.

### Income Taxes

The Company is taxed as a partnership under the Internal Revenue Code. No provision for federal or state income taxes has been made in the accompanying statements since the Company's profits and losses are reported on the member's tax returns.

In July 2006, the Financial Accounting Standards Board issued (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, which has principally been codified in ASC 740-10-25, *Income Taxes, Overall Recognition* (ASC 740-10-25). ASC 740-10-25 describes a comprehensive model for the measurement, recognition, presentation and disclosure of uncertain tax positions in the financial statements. Under the interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the tax authorities have full knowledge of the position and all relevant facts, but without considering time values. The Company does not have any uncertain tax positions at September 30, 2012.

## 3. Fair Value Measurements

The levels of fair value inputs used to measure the Company's financial assets and liabilities are characterized in accordance with the fair value hierarchy established by FASB ASC Topic 820. Where inputs for a financial asset or liability fall in more than one level in the fair value hierarchy, the financial asset or liability is classified in its entirety based on the lowest level input that is significant to the fair value measurement of that financial asset or liability. The Company uses its judgment and considers factors specific to the financial assets and liabilities measured at fair value in determining the significance of an input to the fair value measurements. The three levels of the fair value hierarchy are described below:

## 3. Fair Value Measurements (continued)

- Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.
- Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
- Level 3: Unobservable inputs are used when little or no market data is available.

The Company's financial instruments include cash equivalents, accounts receivable and accounts payable, which are carried at amounts that approximate fair values.

## 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. In addition, the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At September 30, 2012, the Company had net capital of $666,632, which exceeded required net capital by $639,626, and the Company's indebtedness to net capital ratio was 0.61 to 1.

## 5. Related Party Transactions

The Company has entered into an Expense Sharing and Administrative Services Agreement (the Agreement) with the Parent. Pursuant to this Agreement, the Parent provides management services and other support costs to the Company. These services and costs, primarily payroll and benefits, rent, and other shared services, are allocated and charged to the Company based on estimates of time spent by key personnel and other rational allocation methods and are recorded as "General and administrative – related party" expenses on the Statement of Operations. If the Parent is reimbursed for such costs, they are paid using the Company's standard process for disbursements, with any unremitted costs recorded as a liability. If the Parent is not reimbursed, the amounts are recorded as capital contributions to the Company by the Parent. During the year ended September 30, 2012, the Company recorded $279,562 of expenses that were reimbursed to the Parent and recorded $1,182,236 of expenses recorded as capital contributions to the Company by the Parent. At September 30, 2012, $139,781 of allocated expenses are recorded as current liabilities on the Statement of Financial Condition.

**5. Related Party Transactions (continued)**

The Parent has an equity interest in EnergySource LLC (EnergySource), the developer of the Hudson Ranch Power I LLC (Hudson Ranch) geothermal project in California. In 2012, Hudson Ranch refinanced its debt and EnergySource and affiliates raised equity from third-party investors. The Company provided financing and structuring services to EnergySource in connection with these debt and equity transactions and was paid $4,865,000 for its services. The full amount is reflected as placement fees – related party in the accompanying Statement of Operations.

**6. Subsequent Events**

The Company evaluated subsequent events through November 27, 2012, the date the financial statements were issued.

# Supplementary Information

Hannon Armstrong Securities LLC

Schedule I – Computation of Net Capital

September 30, 2012

**Computation of Net Capital**

| | |
|---|---|
| Total Member's Equity | $ 718,594 |
| Less: Deductions and/or Other Charges | |
| Non-Allowable Assets | (51,962) |
| Net Capital | 666,632 |
| Minimum Net Capital Required | 27,006 |
| Excess Net Capital | $ 639,626 |

**Computation of Aggregate Indebtedness**

| | |
|---|---|
| Total aggregate indebtedness | $ 405,090 |
| Ratio of Aggregate Indebtedness to Net Capital | 0.61 |

There are no material differences between the preceding computation and the Company's corresponding amended unaudited part II of Form X-17A-5 as of September 30, 2012 filed on November 21, 2012.

# Supplementary Report

Ernst & Young
Ernst & Young LLP
8484 Westpark Drive
McLean, Virginia 22102
Tel: + 1 703 747 1000
www.ey.com

# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Member of
Hannon Armstrong Securities LLC

In planning and performing our audit of the financial statements of Hannon Armstrong Securities, LLC (the Company), as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

November 27, 2012

Ernst & Young
Ernst & Young LLP
8484 Westpark Drive
McLean, Virginia 22102
Tel: + 1 703 747 1000
www.ey.com

# Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Management of Hannon Armstrong Securities LLC:

We have performed the procedures enumerated below, which were agreed to by the management of Hannon Armstrong Securities LLC (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from October 1, 2011 to September 30, 2012. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2012 with the amounts reported in Form SIPC-7 for the period from October 1, 2011 to September 30, 2012 noting the following differences:

| Line Item | Form X-17A-5 | SIPC-7 | Variance (Audit Adjustment) |
|---|---|---|---|
| Total Revenue (FOCUS Line 12/ Part IIa Line 9) | 5,257,500 | 5,267,500 | (10,000) |

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting there are no adjustments reported in Form SIPC-7 for the period from October 1, 2011 to September 30, 2012.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from October 1, 2011 to September 30, 2012. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

November 27, 2012

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

**About Ernst & Young**

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